NATIONAL UNION FIRE INSURANCE COMPANY
OF PITTSBURGH, PA

RIDER No. 1

To be attached to and form part of Bond No 6214356.

in favor of ETF Series Solutions.

effective as of 4/03/2015 .

In consideration of the premium charged for the attached bond, it is hereby agreed that:

    1.  From and after the time this rider becomes effective the Insured under the attached bond are:

Alpha Clone Alternative Alpha ETF
Vident Core U.S. Equity Fund
Vident International Equity Fund
Deep Value ETF
Falah Russell-Ideal Ratings U.S. Large Cap ETF
Validea Market Legends ETF
Master Income ETF
Vident Core US Bond Strategy ETF

    2.  The first named Insured shall act for itself and for each and all of the Insured for all the purposes of the attached bond.

    3.  Knowledge possessed or discovery made by the Corporate Risk Management Department, Internal Audit Department, or General Counsel Department, of any Insured or by any partner or officer thereof shall for all the purposes of the attached bond constitute knowledge or discovery by all the Insured.

    4.  If, prior to the termination of the attached bond in its entirety, the attached bond is terminated as to any Insured, there shall be no liability for any loss sustained by such Insured unless discovered before the time such termination as to such Insured becomes effective.

    5.   The liability of the Underwriter for loss or losses sustained by any or all of the Insured shall not exceed the amount for which the Underwriter would be liable had all such loss or losses been sustained by any one of the Insured. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss.

    6.  If the first named Insured ceases for any reason to be covered under the attached bond, then the Insured next named shall thereafter be considered as the first named Insured for all the purposes of the attached bond.

    7.  The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

    8.  This rider shall become effective as 12:01 a.m. on 4/03/2015.

    Signed, Sealed and dated

By:	Authorized Representative

SR 5538

EXHIBIT 99.2

ETF Series Solutions
OFFICER’S CERTIFICATE

I, Kristen Weitzel, am the duly elected and acting Treasurer of ETF Series Solutions, (the “Trust”) a Delaware corporation; and do hereby certify that the following are full, true and correct copies of certain resolutions adopted by the Board of Trustees of the Trust on May 13, 2013, and that such resolutions have not been rescinded, amended or modified and on the date hereof are in full force and effect:

RESOLVED, that the form, terms and provisions of the Fidelity Bond issued by National Union Fire Insurance Company of Pittsburgh, Pennsylvania with a term of May 31, 2014 to May 31, 2015 naming the Trust on behalf of each Fund as the insured party (the “Insured Party”), in substantially the form presented at this meeting, with such changes as the officers of the Trust, with the advice of counsel to the Trust, deem necessary or appropriate, such changes to be conclusively evidenced by the Fidelity Bond as executed by such officers, are approved by the entire Board and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that the amount of the Fidelity Bond as presented at this meeting is reasonable, giving due consideration to all relevant factors including, but not limited to, the value of the actual and projected aggregate assets of the Trust, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in or expected to be in the Trust’s portfolios, and the total amount of coverage and the premiums under the Fidelity Bond as determined by the entire Board of Trustees, and by a separate vote of a majority of the Independent Trustees; and it is

FURTHER RESOLVED, that subject to the terms of the joint fidelity bond, from time to time the amount of the bond may increase during its term to an amount at least equal to the minimum amount (but not substantially in excess of that amount) set forth in the table contained in paragraph (d) of Rule 17g-1 under the Investment Company Act of 1940, with other terms of the bond remaining substantially the same, and this Board acknowledges that this approval constitutes advance notice of these increases required to be given to this Board; and it is

FURTHER RESOLVED, that the officers of the Trust are authorized, empowered, and directed to make the filings and give the notices required by Rule 17g-1 under the 1940 Act, and to make any other filings necessary or advisable in connection with the Fidelity Bond and to take all actions deemed necessary or advisable to carry out the intent of the forgoing resolutions.

IN WITNESS WHEREOF, I have hereunto signed my name this 9th day of April  2015.

s/ Kristen Weitzel
Kristen Weitzel
Treasurer

I, Paul Fearday, President of the Trust, hereby do certify that on this 9th day of April 2015, Kristen Weitzel is the duly elected Treasurer of the Trust and that signature above is her genuine signature.

/s/ Paul Fearday
Paul Fearday
President